Exhibit 99.7

Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011; and (ii) the incorporation by reference in Encana Corporation’s registration statement on Form F-3 (File No. 333-150453); and (iii) the incorporation by reference in Encana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856); and (iv) the incorporation by reference in Encana Corporation’s registration statement on Form F-9 (File No. 333-165626) of our Auditor’s Report dated February 23, 2012 relating to the Encana Corporation Consolidated Financial Statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for each of the years in the two year period ended December 31, 2011 and the effectiveness of internal control over financial reporting of Encana Corporation as of December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

February 23, 2012

PricewaterhouseCoopers LLP, Chartered Accountants
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.